SANOFI-AVENTIS ANNOUNCES THE SALE OF ITS STAKE IN RHODIA

Paris, France, October 17, 2006 - Sanofi-aventis announces the sale today of its entire stake in Rhodia.

About sanofi-aventis

Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

The securities offered will not be or have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include the those related to the fulfillment of the general conditions to the transaction described in this press release. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statement.

Senior Vice President, Corporate Communications : Nicole Cranois
Vice President, Media and Brand Comminication : Michèle Gallard : +33 1.53.77.43.18
Vice President, Media Relations : Michele Gallard : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com